Baer

WILLIAM M. AUL
ATTORNEY AT LAW
7676 HAZARD CENTER DRIVE
SUITE 500
SAN DIEGO, CALIFORNIA 92108

TELEPHONE (619) 497-2555
FAX (619) 542-0555

May 14, 2007
Remitted Via Telecopier &
Federal Express

Ms. Pamela A. Long, Esq., Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
[TEL: 202/551-3729]

RE: **Eastern Goldfields, Inc.; File No. 0-52151**
Form 10-SB; Amended December 18, 2006
Your Letter of May 10, 2007

Dear Ms. Long:

Thank you for your letter and comments of May 10, 2007. In response, my client hereby offers the following response to your comment (as numbered in your letter).

No. Response to Comment

1. The Life of Mine plan dated April 2006, is based on Mineral Reserves of approximately 195,000 oz for the underground mine. The amended Form 10 SB discloses both open pitable and underground Mineral Reserves. Thus,

Open pit Mineral Reserves	13,000 oz
Underground Mineral Reserves	195,000 oz
Total	208,000 oz

The methodology used to estimate the geological losses in these Mineral Reserves is described in 4.4.1 of the Prefeasibility Study. Initially, in situ mineralised material is reduced by 10% to account for geological losses. Then, a dilution factor of 10% is applied to estimate the in situ Mineral Reserves. (See Appendix B of the Prefeasibility Study). This figure is estimated at 194,816 oz.

No.   Response to Comment

The amount by which the metal content of these in situ Mineral Reserves differs from that accounted for in the processing plant is recognised in the Mine Call Factor (MCF). Because the tonnage is easily measured, this factor manifests itself in the grade, resulting in a lower feed grade expected at the processing plant. Thus,

Mineral Reserves (in situ)   1,252,541 tons @ 4.84 g/t = 194,816 oz
Mill feed   1,252,541 tons @ 4.35 g/t = 175,334 oz

My client believes that this may not have been clear in the Prefeasibility Study.

In the processing plant, it is assumed that 90% of the metal content will be recovered for sale. Again, the tonnage is easily measured and the change in metal content is manifested in the grade. Thus,

Mill feed   1,252,541 tons @ 4.35 g/t = 175,334 oz
Gold produced (yield)   1,252,541 tons @ 3.92 g/t = 157,827 oz

The above reconciliation supports the figures presented in the April 2006 Prefeasibility Study. Furthermore, we can confirm that the company will be undertaking a full Feasibility Study including a mine plan for the latest Mineral Reserves of 366,000 oz. This will be underpinned by our Phase 4 drilling programme which is scheduled for completion in the third quarter of 2007.

The 76% increase in the Lily Mine's Mineral Reserves resulted from the drilling since the Prefeasibility Study was completed These will be taken into account in the proposed full Feasibility Study. In the meantime, the mining plan as disclosed in the Prefeasibility Study remains valid.

2.   As stated previously, the Company has withdrawn its prior request for confidential treatment regarding Hatch Associates Pty, Limited.

If you have any questions or if I can help you further, please call me at 619-497-2555. Thank you again for your kind assistance.

Sincerely,



William M. Aul

WMA: mds
cc: file